December 9, 2011

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Mr. Grzeskiewicz:

On October 7, 2011, Northern Lights Fund Trust (the "Registrant"), on behalf of the Sierra Strategic Income (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 311 to its registration statement under the Securities Act of 1933 on Form N-1A.  On November 17, 2011, you provided oral comments with respect to the Fund.  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  Typographical and grammatical corrections have been made throughout but are not enumerated in this letter.  Any changes to the summary portion of the prospectus have been carried over to the statutory portion, but are omitted from this letter for the sake of brevity.

GENERAL

Comment 1.  Because the name of the Fund includes "income" its investment objective or principal investment objective must be "income."  In the alternative, the Fund may modify its name to be consistent with its current investment objectives.  Additionally, please consider further amending the Fund's investment objective to remove "and to limit volatility and downside risk" as this seems to be more akin to a strategy than an objective.

Response.  Upon review of the Fund's investment strategy, the Registrant believes that an investment objective, in relevant part, of "…total return (with income contributing a significant part)…" is consistent with the Fund's name.  It is the Registrant's understanding that it is industry practice for "strategic income" funds to have total return as their investment objective.  For example, Goldman Sachs Strategic Income Fund (GSZRX), JPMorgan Strategic Income Opportunities Fund (JSOAX); Columbia Strategic Income Fund (CTIVX), Eaton Vance Strategic Income Fund (ECSIX), GMO Strategic Fixed Income Fund (GFITX), Hancock Horizon Strategic Income Bond Fund (HHBCX) and PACE Strategic Fixed Income Fund (PSFYX), each have "strategic income" in their name but have an investment objective of total return.  Also, it is the Registrant's understanding that Rule 35d-1 does not directly apply to the Fund and that the name rule does not address investment objective.  However, the Registrant notes that it believes the Fund's principal investment strategies are consistent with SEC staff guidance as to the indirect implications of Rule 35d-1 for funds that have "income" in their name.  In Frequently Asked Questions about Rule 35d-1 (Investment Company Names) (Dec, 4, 2001), the SEC staff answered, in relevant part, that income suggests a fund that "…emphasizes the achievement of current income…."

Question 9

Q: How does rule 35d-1 apply to a fund that uses the term "income" in its name?

A: Rule 35d-1 would not apply to the use of the term "income" where that term suggests an investment objective or strategy rather than a type of investment. When used by itself, the term "income" in a fund's name generally suggests that the fund emphasizes the achievement of current income and does not suggest a type of investment. For example, fund companies offering a group of "life cycle" funds, each of which invests in stocks, bonds, and cash in a ratio considered appropriate for investors with a particular age and risk tolerance, sometimes use the term "income" to describe the fund that places the greatest emphasis on achieving current income. Similarly, the term "growth and income" does not suggest that a fund focuses its investments in a particular type of investment, but rather suggests that a fund invests its assets in order to achieve both growth of capital and current income. Likewise, the term "equity income" suggests that a fund focuses its investments in equities and has an investment objective or strategy of achieving current income. By contrast, a term such as "fixed income" suggests investment in a particular type of investment and would be covered by rule 35d-1.

The Registrant believes that because the Fund's principal investment strategies state that the Fund invests primarily in income producing securities, that the Fund's strategy and disclosures are consistent with SEC staff guidance.

Additionally, the Registrant believes that removing "and to limit volatility and downside risk" would diminish the information conveyed to prospective shareholders by the investment objective.  The Registrant believes that the Fund's investment objective is genuinely multi-dimensional in nature: total return and less volatility and downside risk.  The Registrant also notes that execution of all aspects of the Fund's investment objective are described under principal investment strategies.

PROSPECTUS SUMMARY

Comment 2.  Please consider whether shareholders might be better informed by adding duration along with maturity when describing any limits on fixed income securities.

Response.  The Registrant does not believe that shareholders might be better informed by adding duration along with maturity when describing any limits on fixed income securities because the Registrant does not view duration as a well-recognized concept by the general investing public.

Comment 3.  Under Principal Investment Strategies, please clarify that the Fund invests in the list of asset classes through underlying funds, rather than directly.

Response.  The Registrant has amended disclosures under Principal Investment Strategies to clarify that the Fund invests in the list of asset classes through underlying funds, rather than directly.

Comment 4.  If the Fund intends to include equities of traditional operating companies as a principal strategy, please provide relevant strategy and risk disclosures.

Response.  The Fund does not intend to include equities of traditional operating companies as a principal strategy.

Comment 5.  Under Principal Investment Strategies, please attempt to clarify the description of "Asset Classes" by reference to security type or issuer type or some other means of categorization.

Response.  The Registrant has amended disclosures under Principal Investment Strategies to clarify that "Asset Classes" refers to income-producing securities.

Comment 6.  Under Principal Investment Strategies, please remove length of use references to "Sell Disciplines" from the summary portion of the prospectus.

Response.  The Registrant has moved those references to the statutory portion of the prospectus.

Comment 7.  Under Principal Investment Risks, Fixed-Income Risk, please specify that fixed-income securities decline in price when interest rates rise.

Response.  The Registrant has amended the Fixed-Income Risk disclosure to specify that fixed-income securities decline in price when interest rates rise.

Comment 8.  Under Principal Investment Risks, Junk Bond Risk, please include a disclosure identifying junk bonds as speculative.

Response.  The Registrant has amended the Junk Bond Risk disclosure to identify junk bonds as speculative.

PROSPECTUS STATUTORY

Comment 9.  Under Principal Investment Strategies, please expand the description of the decision process used by the adviser to alter the asset class composition of the Fund's portfolio.

Response.  The Registrant has clarified the description of the decision process used by the adviser to alter the asset class composition of the Fund's portfolio.

Comment 10.  Under Management, the Registrant describes the adviser and Sierra Investment Management, Inc. as affiliates.  Please explain the reference to "Sierra" in the Fund's name.

Response.  The use of Sierra in the Fund's name is meant to be a general branding convention rather than a direct or indirect reference to Sierra Investment Management, Inc., which is not the adviser to the Fund.

STATEMENT OF ADDITIONAL INFORMATION

Comment 11.  Please consider adding disclosures invoking the Investment Company Act of 1940 definition of diversified when referring to the Fund as a diversified fund.

Response.  The Registrant has included such a definition.

Comment 12.  Please confirm that swaps are not a principal investment strategy for the Fund.

Response.  The Registrant confirms that swaps are not a principal investment strategy for the Fund.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (614) 469-3265.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser